AB
9/10

SECURITIES AND EXCHANGE COMMISSION

13025670

SEC
Mail Processing
Section
SEP - 5 2013
Washington DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Diversified Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 N. Weinbach, Suite 460
(No. and Street)

Evansville (City) Indiana (State) 47711-5981 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Seltzer (812) 471-3443
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe Shine & Co., Inc.
(Name – *if individual, state last, first, middle name*)

222 E. Market Street (Address) New Albany (City) Indiana (State) 47150 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
9/11/13

OATH OR AFFIRMATION

I, Charles Seltzer, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Diversified Financial Group, LLC, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public Vand Co. INDIANA
comm. exp. 11-11-17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
EVANSVILLE, INDIANA

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED JUNE 30, 2013

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

CONTENTS

KNOWLEDGE FOR TODAY . . . VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812 945.2311 • FAX: 812 945.2603

Report of Independent Registered Public Accounting Firm

To the Member and Management of
American Diversified Financial Group, LLC
Evansville, Indiana

Report on the Financial Statements

We have audited the accompanying statement of financial condition of **American Diversified Financial Group, LLC** (the Company) as of June 30, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **American Diversified Financial Group, LLC** as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on pages 13 to 16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information on pages 13 to 16 is fairly stated in all material respects in relation to the financial statements as a whole.

Monroe Shine

New Albany, Indiana
August 29, 2013

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2013

ASSETS

Current Assets	
Cash and cash equivalents	$ 33,946
Commissions receivable	14,066
Total Current Assets	48,012
Other Assets	
Goodwill	175,000
Other assets	1,700
Total Other Assets	176,700
Total Assets	$ 224,712

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities	
Payables to investment representatives	$ 8,387
Other liabilities	4,350
Total Current Liabilities	12,737
Member's Equity	211,975
Total Liabilities and Member's Equity	$ 224,712

See accompanying notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2013

Revenues	
Commissions	$ 186,723
Fees from investment representatives	16,080
Dividend income	38
Other income	358
Total Revenues	203,199
Expenses	
Representative commissions	104,117
Management fees	24,303
Rents	11,155
Technology expense	4,627
Licenses and membership fees	6,191
Telephone expenses	4,623
Postage and supplies	2,310
Legal and professional fees	5,300
Utilities	2,687
Insurance	1,046
Advertising	402
Publications	80
Property taxes	64
Education	90
Interest expense	73
Miscellaneous	714
Total Expenses	167,782
Net Income	$ 35,417

See accompanying notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED JUNE 30, 2013

Member's equity at July 1, 2012	$ 206,558
Capital distributions	(30,000)
Net income	35,417
Member's equity at June 30, 2013	$ 211,975

See accompanying notes to financial statements.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 35,417
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(3,743)
Increase in other assets	(382)
Increase in payables to investment representatives	1,269
Increase in other liabilities	650
Net Cash Provided By Operating Activities	33,211
CASH FLOWS FROM FINANCING ACTIVITY	
Capital distributions	(30,000)
Net Increase in Cash and Cash Equivalents	3,211
Cash and cash equivalents at beginning of year	30,735
Cash and Cash Equivalents at End of Year	$ 33,946
Cash Paid During the Year for:	
Interest	$ 73

See accompanying notes to financial statements.

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The accounting and reporting policies of American Diversified Financial Group, LLC (Company) conform to generally accepted accounting principles and reporting practices followed by the broker-dealer industry. The more significant of the policies are described below.

The Company operates as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA). The Company was formed as an Indiana limited liability company on January 28, 2000, was granted application for membership from the NASD, now FINRA, on October 17, 2000, and commenced operations on November 1, 2000. The Company shall continue in full force and effect until January 28, 2020, unless it is earlier dissolved. The Company's customer base is primarily individual investors located in Southern Indiana and Southeastern Illinois.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as cash and all liquid investments with an original maturity of three months or less.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 350-10, goodwill is evaluated for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value. If the carrying amount of the goodwill exceeds its implied fair value, an impairment loss is recognized in earnings equal to that excess amount. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis.

NOTE A (CONTINUED) – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commissions and Fees

Commissions and related clearing expenses are recorded on a settlement-date basis. There were no significant transactions at June 30, 2013 that would require reconciliation with trade-date basis accounting. Commissions receivable consists of fees and commissions receivable from broker-dealers and RBC Dain Correspondent Services (RBC) and is considered fully collectible. Therefore, no allowance for doubtful accounts has been provided.

Income Taxes

Income taxes have not been provided for because the Company, as a single member limited liability company, is taxed as a sole proprietorship and is not considered a taxable entity for United States federal or state income tax purposes.

The Company has implemented the accounting guidance for uncertainty in income taxes under the provisions of FASB ASC 740, *Income Taxes*. Under that guidance, tax positions are initially recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of June 30, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company files federal and Indiana state income tax returns. Returns filed in these jurisdictions for tax years ended on or after December 31, 2009 are subject to examination by the relevant taxing authorities.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended June 30, 2013 were $402.

NOTE B – CASH DEPOSIT WITH CLEARING ORGANIZATION

In accordance with its fully disclosed clearing agreement, the Company is required to maintain a specified amount of cash on deposit with RBC, its clearing broker. At June 30, 2013, the amount of the deposit was $25,000.

NOTE C – COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to claims and lawsuits, which arise, primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material effect on the financial position of the Company.

Note D – Related Party Transactions

The Company has entered into an agreement with its member and investment representatives in which the Company will pay management fees for the day-to-day management of the Company. The fees are calculated based on commission income and the number of hours worked in the day-to-day management of the Company. The amount of management fees paid during the year ended June 30, 2013 amounted to $24,303, of which $8,403 was paid to the member and $15,900 was paid to other investment representatives.

Note E – Operating Lease

The Company leases its premises under a net operating lease that expires June 30, 2014. Rent expense for the year ended June 30, 2013 was $11,155. The future minimum rent payments required under the operating lease are as follows:

Year ending June 30:	
2014	$ 10,572

Note F – Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013, the Company had net capital of $35,096, which was $30,096 in excess of its required net capital of $5,000. At June 30, 2013, the Company's net capital ratio was 0.36 to 1.

Note G – Subsequent Events

Management has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and related notes thereto have taken place through the date these financial statements were issued. Management has determined that there are no such subsequent events.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2013

Net Capital:	
Members' equity qualified for net capital	$ 211,975
Nonallowable assets:	
Goodwill	(175,000)
Prepaid expenses and other assets	(1,700)
Total nonallowable assets	(176,700)
Net capital before haircuts on securities	35,275
Haircuts on securities - money market account	179
Net Capital	$ 35,096
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 12,737
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 849
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 30,096
Excess net capital at 1,000 percent	$ 33,822
Ratio of aggregate indebtedness to net capital	0.36 to 1

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) as there were no material differences between the broker-dealer's computation of net capital under rule 15c3-1 included in the original unaudited FOCUS filing.

AMERICAN DIVERSIFIED FINANCIAL GROUP, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2013

As of June 30, 2013, the broker-dealer was exempt from Rule 15c3-3. All customer transactions are cleared through RBC Dain Correspondent Services on a fully disclosed basis.

MONROE SHINE
KNOWLEDGE FOR TODAY ... VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 • PHONE: 812.945.2311 • FAX: 812.945.2603

Independent Auditor's Report on Internal Control

To the Member and Management of
American Diversified Financial Group, LLC
Evansville, Indiana

In planning and performing our audit of the financial statements and supplementary schedules of **American Diversified Financial Group, LLC** (the Company), as of and for the year ended June 30, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of pursuing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified deficiencies in internal control that we consider to be significant deficiencies, and communicated it in writing to management and those charged with governance on August 29, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Monroe Shine

New Albany, Indiana
August 29, 2013